

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

Via E-mail
Mr. Frank A. Cappello
Chief Financial Officer
SIFCO Industries, Inc.
970 East 64th Street
Cleveland, OH 44103

   Re: SIFCO Industries, Inc.
     Form 10-K for Fiscal Year Ended September 30, 2011
     Filed December 1, 2011
     Schedule 14A – Definitive Proxy Statement
     Filed December 1, 2011
     File No. 001-05978

Dear Mr. Cappello:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Lyn Shenk

          Lyn Shenk
          Branch Chief